1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ERIC D. SIMANEK eric.simanek@dechert.com +1 202 261 3424 Direct +1 202 261 3048 Fax

January 30, 2014

VIA EDGAR

Mr. Jeff Foor

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)

SEC File Numbers: 033-17619 and 811-05349

Dear Mr. Foor:

This letter responds to comments you provided to me in a telephonic discussion on January 10, 2014, with respect to your review of Post-Effective Amendment No. 370 (“PEA No. 370”) to the Trust’s registration statement filed with the Securities and Exchange Commission (“SEC”) on November 15, 2013. PEA No. 370 was filed for the purpose of registering shares of a new series of the Trust, the Goldman Sachs Small/Mid Cap Value Fund (the “Fund”). We have reproduced your comments below, followed by our responses.

1.	Comment: The footnote to the “Shareholder Fees” table states that a contingent deferred sales charge (“CDSC”) is imposed on Class C Shares redeemed within twelve months of purchase. Please confirm that this is accurate, and that a CDSC will not be imposed on other share classes. We note that the Prospectus states in the “Shareholder Guide—Common Questions Applicable to the Purchase of Class A Shares,” that a CDSC may be imposed on redemptions of Class A Shares under certain circumstances within 18 months of their purchase. Please revise the “Shareholder Fees” table to reflect any CDSC and disclose the circumstances under which the CDSC will be charged.

Response: The Fund hereby confirms that the CDSC is imposed on redemptions of Class C Shares of the Fund made within twelve months of purchase, as reflected in footnote 1 to the “Shareholder Fees” table. In certain very limited circumstances described in the “Shareholder Guide—Common Questions Applicable to the Purchase of Class A Shares” section of the Prospectus, Class A Shares may also be subject to a CDSC

January 30, 2014 Page 2

(i.e., for purchases of $1 million or more, where the Shares are redeemed within 18 months of purchase). Because this is so rarely imposed for Class A Shares of the Trust’s other series (and because it would be incongruent to show both a maximum sales charge (which the Fund does for its Class A Shares in the “Shareholder Fees” table) and a maximum deferred sales charge when an investor in Class A Shares would never pay both), the Fund does not reflect this in its “Shareholder Fees” table. The Fund has revised footnote 1 to the “Shareholder Fees” table to disclose this CDSC for Class A Shares. Additional disclosure is found in the “Shareholder Guide.”

2.	Comment: Footnote 3 to the “Annual Fund Operating Expenses” table states that “the Investment Adviser has agreed to reduce or limit ‘Other Expenses’ (excluding…shareholder meeting and other extraordinary expense) . . . .” Please clarify that expenses associated with shareholder meetings are not classified as extraordinary expenses.

Response: The Fund hereby confirms that while the costs of shareholder meetings (if any) are excluded from the Fund’s expense limitation arrangement, such costs are not treated as “extraordinary expenses” as that term is used in Instruction 3(c)(ii) to Item 3 of Form N-1A. The disclosure has been revised for clarity.

3.	Comment: Please note that Form N-1A does not permit fee waivers or expense limitations to be reflected in the “Annual Fund Operating Expenses” table unless such waiver or limitation will reduce fund operating expenses and will remain in effect for no less than one year from the effective date of the registration statement. Please confirm that these requirements will be met, or delete the expense limitation line and corresponding footnote.

Response: The Fund hereby confirms that the expense limitation arrangement described in the footnote to the “Annual fund operating expenses” table will reduce Fund operating expenses and will remain in place for at least one year from the effective date of the Fund’s registration statement.

4.	Comment: Please confirm whether there are any recapture provisions in place with respect to the Fund’s expense limitation arrangement, and, if so, incorporate appropriate disclosure relating to those provisions.

Response: The Fund hereby confirms that there are no recapture arrangements in place with respect to its expense limitation arrangement.

January 30, 2014 Page 3

5.	Comment: The “Principal Strategy” section of the Prospectus states that the Fund “may also invest in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.” Please consider whether it would be appropriate to incorporate disclosure relating to the risks associated with investing in foreign securities and/or emerging markets securities in the “Principal Risks” section of the Prospectus.

Response: While the Fund is permitted to make such investments, the Fund does not anticipate investing a significant portion of its assets in foreign securities. Therefore, the Fund does not consider the risks related to investing foreign and/or emerging markets securities to be principal risks of the Fund. Accordingly, the Fund respectfully declines to incorporate this comment.

6.	Comment: The “Principal Investment Strategies” section of the Prospectus states that the Fund may invest up to 20% of its net assets in fixed income securities. Please disclose any quality and/or maturity parameters applicable to the Fund’s investments in fixed income instruments.

Response: The “Investment Securities” chart (and footnotes 7 and 9 thereto) in the “Investment Management Approach—Other Investment Practices and Securities” section of the Prospectus indicate that the Fund may invest up to 20% of its net assets in fixed income securities, all of which may be non-investment grade. The Fund does not anticipate its fixed income investments to be significant enough to warrant further discussion in the “Principal Strategy” or “Principal Investment Strategies” sections of the Prospectus. Further, the Fund’s investments in fixed income securities are not subject to maturity or duration limitations.

7.	Comment: We note that the disclosure above regarding the Fund’s investments in fixed income securities is in the “Principal Investment Strategies” section of the Prospectus. Additionally, the “Investment Securities” chart in the “Investment Management Approach—Other Investment Practices and Securities” section of the Prospectus indicates that the Fund may invest up to 20 percent of its net assets in non-investment grade fixed income securities. Please consider whether it would be appropriate to incorporate principal risk disclosure relating to fixed income securities and/or non-investment grade fixed income securities.

Response: While the Fund is permitted to invest up to 20% of its net assets in fixed income securities, all of which may be non-investment grade, it does not anticipate such investments being part of the Fund’s principal investment strategies. Therefore, the Fund does not consider the risks related to fixed income securities and/or non-investment grade fixed income securities to be principal risks of the Fund.

January 30, 2014 Page 4

8.	Comment: The second sentence of the “Investment Management Approach—Principal Investment Strategies” section of the Prospectus states, “To the extent required by SEC regulations, shareholders will be provided with sixty days notice in the manner prescribed by the SEC before any change in the Fund’s policy to invest at least 80% of its Net Assets in the particular type of investment suggested by its name.” Please remove “To the extent required by SEC regulations” from this sentence, or else disclose the circumstances in which the Fund would give less than sixty days notice to shareholders of a change to such investment policy.

Response: Rule 35d-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a fund with a name suggesting investment in certain investments or industries, or investment in certain countries or geographic regions, adopt a policy to invest at least 80% of its assets (as defined by the Rule) in the particular types of investments suggested by its name. Moreover, such a policy must either (i) be fundamental under Section 8(b)(3) of the 1940 Act, or (ii) provide that the fund will provide shareholders with at least 60 days prior notice of any change to this policy. The Fund believes that its disclosure, as quoted above, is consistent with the terms of the Rule and respectfully declines to alter its disclosure in this regard. Furthermore, the Fund hereby confirms that the Fund will abide by the Rule’s terms.

9.	Comment: Please confirm that the standardized SEC performance calculation method will be used to calculate the Composite Account performance contained in “Appendix C—Prior Performance of Similarly Advised Accounts of the Investment Adviser.” If a different method will be used, please explain how the performance is calculated and disclose that such method differs from the standardized SEC performance calculation method.

Response: The Fund hereby confirms that the standardized SEC performance calculation method, as set forth in Form N-1A, is used to calculate the Composite Account performance.

10.	Comment: With respect to the Composite Account performance contained in “Appendix C—Prior Performance of Similarly Advised Accounts of the Investment Adviser,” the SEC staff objects to any fee-based adjustments that would result in the performance shown in the presentation being higher than the actual performance of the Composite Account. Please confirm that no such adjustments were made.

January 30, 2014 Page 5

Response: The Fund hereby confirms that no adjustments were made that result in the adjusted performance being higher than the actual performance of the Composite Account.

Please do not hesitate to reach out to me at 202.261.3424 should you have any questions relating to this correspondence.

Very truly yours,

/s/ Eric D. Simanek

Eric D. Simanek

cc:	Matt Wolfe, Goldman Sachs Asset Management, L.P.